

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 32.4524

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 4

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678


05008291

क्रमांक / No. : CO/S&B/VR/2005/ 1302 दिनांक / Date : 14.05.2005

SUPPL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

BEST AVAILABLE COPY

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1294 dated the May 14, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 2 4 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2005
WASH. D.C.
SECTION

dlo 5/24

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/1294

दिनांक / Date : 14.05.2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has entered into an agreement regarding bilaterally sharing ATMs with Punjab National Bank on 10th May, 2005.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C. 165 SECTION

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.